Exhibit 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”) Suite 730 - 800 West Pender Street Vancouver BC V6C 2V6 Canada

Item 2	Date of Material Change

April 11, 2019

Item 3:	News Release

A news release announcing the material change was issued on April 11, 2019 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On April 11, 2019, the Company announced that it closed its previously announced $130 million investment by Mubadala Investment Company and a new $130 million corporate revolving credit facility.

Item 5.1:	Full Description of Material Change

All amounts are in United States dollars unless otherwise indicated.

On April 11, 2019, the Company announced that it has:
• Closed the strategic investment by Mubadala Investment Company (“Mubadala”) whereby Mubadala has purchased $130 million in convertible notes from Equinox Gold;
• Converted the $100 million Mesquite acquisition facility into a new $130 million corporate revolving credit facility; and
• Re-paid in full the $85 million Aurizona construction facility and the $20 million Mesquite acquisition facility provided by Sprott Private Resource Lending (Collector), L.P. (“Sprott”).

Mubadala Investment

The Company has closed its previously announced sale of $130 million of convertible notes (the “Notes”) to Mubadala. The Notes have a 5-year term, bear interest at a fixed rate of 5% per year and are convertible at the holder’s option into common shares of the Company at a conversion price of $1.05 (C$1.38) per share.

Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full the $85 million Aurizona construction facility and the $20 million Mesquite acquisition facility provided by Sprott, terminate the associated Aurizona production-linked payment obligation to Sprott and for certain other transaction fees and expenses. Remaining proceeds from the Notes will be restricted until the submission for registration of certain security documents, the completion of certain additional post-closing documentation and the satisfaction of customary conditions.

Equinox Gold and Mubadala have also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s board of directors. Equinox Gold expects to appoint a Mubadala nominee to the Company’s board of directors subsequent to the Company’s annual general meeting on May 1, 2019.

Pacific Road Resources Funds (“Pacific Road”) holds a pre-existing non-dilution right pursuant to an investment agreement dated May 7, 2015. Pacific Road has indicated it intends to exercise its non-dilution right, subject to agreement with respect to terms of the issuance. If exercised, the Company will issue up to approximately $9.7 million in additional convertible notes to Pacific Road on the same basis as the Notes.

Revolving Credit Facility

The Company has converted its $100 million Mesquite acquisition facility into a senior secured $130 million corporate revolving credit facility (the “Revolving Credit Facility”) with the existing syndicate of lenders led by the Bank of Nova Scotia. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and incurs interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios.

Under the terms of the Revolving Credit Facility, $100 million was immediately available at closing. An additional $30 million will be made available on registration of certain security documents, the achievement of commercial production at the Company’s Aurizona Mine in Brazil and the satisfaction of customary conditions.

Equinox Gold has also arranged a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, that the Company may draw to provide short-term bridge financing for general corporate and working capital purposes, including initial Castle Mountain Phase 1 development activities, until the full $130 million Revolving Credit Facility is available and the remaining proceeds from the Notes are unrestricted.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

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Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Susan Toews General Counsel Tel: (604) 558-0560

Item 9:	Date of Report

April 16, 2019.

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